Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended				For the three months ended
	December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007

Income before Taxes & Cumulative Effect of Change In Accounting Principle	$4,007		$(32,041)		$(10,720)		$(1,919)
Plus: Fixed Charges
Interest expense
Deposits	152,452		192,660		35,049		47,905
Other	91,997		169,871		16,976		42,796

Total	244,449		362,531		52,025		90,701
Rent Expense	4,523		3,574		1,156		892

Total Fixed Charges	248,972		366,105		53,181		91,593

Earnings	$252,979		$334,064		$42,461		$89,674

Ratio of Earnings to fixed charges
Including interest on deposits	1.02	x	0.91	x	0.80	x	0.98	x
Excluding interest on deposits	1.04	x	0.82	x	0.41	x	0.96	x

Fixed charges	248,972		366,105		53,181		91,593

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.02x		0.91x		0.80x		0.98x
Excluding interest on deposits	1.04x		0.82x		0.41x		0.96x